SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

A first quarter in line with our expectations based

on a solid operational performance

2014-2016 transformation plan on track

PARIS, France – May 7th 2014 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience announced today its non-audited 2014 first quarter results.

•	First quarter results reflecting execution of contracts secured end-2013 in low market conditions

•	Revenue at $806m

•	Operating income at $35m in line with expectations

•	EBIT at $18m, including a $(17)m negative contribution of equity from investees, mainly related to the Seabed Geosolutions JV

•	Solid operational performance over the quarter, notably in Marine:

•	Availability rate at 94% and production rate at 93%

•	51% of the fleet dedicated to multi-client programs

•	First steps in the Acquisition division downsizing plan

•	The Symphony vessel was de-rigged in February as announced

•	Ongoing reduction in the marine fleet and associated support structure

•	Restructuring of Land North America activity ongoing

•	Backlog was $1.2bn as of 1st April 2014, with marine fleet coverage at 97% for Q2, 60% for Q3 and 10% for Q4

•	Two successful refinancing operations in April to extend debt maturity at very good conditions

•	Issue of a €400m High Yield Bond due 2020 at 5.875%

•	Issue of a US $500m High Yield Bond due 2022 at 6.875%

CGG CEO, Jean-Georges Malcor, commented:

« As we have previously indicated, the seismic market remains flattish in a global context of reduced exploration and development spending. In these difficult conditions, which have prevailed since the end of 2013, the first quarter of 2014 was in line with our expectations. It was characterized in land by a low level of activity both in the Equipment market and in the North America Acquisition market, and by a less favorable supply-demand balance for contract Marine Acquisition. However, Geoscience activity remained sustained with a notable high level of multi-client production and sales.

We are fully committed to implementing our 2014-2016 transformation plan which is well underway and remains our priority. The reduction in our fleet and its associated support structure has started. The restructuring of our Land activity is ongoing, notably in North America. We remain focused on our cost reduction, operational efficiency and active cash management program.

We have also successfully launched refinancing operations which have enabled us to further strengthen our balance sheet. »

First Quarter 2014 Key Figures*

	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Group Revenue	955	806	871
EBITDAs	280	188	272
Operating Income	66	35	117
Equity from Investees after NFRI	0	(17)	11
EBIT	73	18	128
EBIT margin	8%	2%	15%
Equipment margin	32%	20%	28%
Acquisition margin	(13)%	(3)%	8%
Geology, Geophysics & Reservoir (GGR) margin	23%	22%	31	%(1)
Non-Recurring Items linked to Fugro (NRFI)	(20)	0	35
EBIT after NFRI and impairment & write-off	(747)	18	162
Net Income after NRFI and before impairment & write-off	(17)	(39)	79
Cash Flow from Operations	451	118	63
Free Cash Flow(2) after NFRI	166	(152)	(148)
Net Debt	2,218	2,428	2,092
Backlog	1,350	1,181	1,400

*	The Q1 and Q4 2013 results are presented before the Non-Recurring Items linked to Fugro (NRFI) and before impairment & write-offs unless stated otherwise.
(1)	Margin was 23% excluding the $20 million Spectrum capital
(2)	Free cash flow = Operating Cash Flow - Total Capex - Interest paid

First Quarter 2014 Financial Results detailed by Division

The Q1 and Q4 2013 results are presented before the Non-Recurring Items linked to Fugro (NRFI) and before impairment & write-offs unless stated otherwise.

Equipment

Equipment	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Equipment Total Revenue	317	206	251

External Revenue	270	163	190
EBITDAs	111	52	81
Margin	35%	25%	32%
EBIT	102	41	69
Margin	32%	20%	28%
Capital Employed (in billion $)	0.9	0.8	0.8

Equipment division Total Revenue was $206 million, down 18% year-on-year. Internal sales represented 21% of total revenue versus 24% in Q1 2013. External sales were $163 million, down 14%. Marine equipment sales represented 51% of total revenue and were down 23% year-on-year. Following strong deliveries in Q4 2013, land equipment sales were lower this quarter across all regions.

Equipment division EBITDAs was $52 million, a margin of 25.0%.

Equipment division EBIT was $41 million, a margin of 20.1% related to lower sales and an unfavorable € / $ exchange rate this quarter.

Equipment division Capital Employed was $0.8 billion at the end of March 2014.

Acquisition

Acquisition	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Acquisition Total Revenue	459	559	594

External Revenue	315	353	421

Total Marine	363	453	449

Total Land and Airborne Acquisition	95	106	145

EBITDAs	12	79	121
Margin	3%	14%	20%
Operating Income	(69)	0	38
EBIT	(61)	(16)	47
Margin	(13)%	(3)%	8%
Capital Employed (in billion $)	2.4	2.6	3.3

Acquisition Division Total Revenue was $559 million, up 22% compared to Q4 2013 and down 6% year-on-year. 81% of revenue was driven by marine activity. External revenue was at $353 million, down 16% year-on-year. Internal revenue was $206 million, representing 37% of total revenue, versus 29% in Q1 2013.

•

Marine Acquisition total revenue at $453 million was stable year-on-year. Our reduced active fleet was able to deliver an excellent operational performance with availability at 94% and a production rate at 93%. The Symphony was de-rigged mid-February as planned. 51% of the fleet was dedicated to multi-client production versus 36% last year.

•

Land and Airborne Acquisition total revenue was $106 million, down 26% year-on-year. The land acquisition winter campaign in North America was at a record low level with five crews working in Canada and in Alaska versus nine last year. Restructuring measures have already been implemented in North America. Airborne suffered from a still depressed mining market.

Acquisition Division EBITDAs was $79 million, a margin of 14.1%.

Acquisition Division Operating Income was at breakeven and EBIT was $(16) million. The Acquisition Division profitability improved significantly versus Q4 2013 due to a solid operational performance with an availability rate at 94% versus 83%, while land acquisition suffered from a record low winter season in North America. The Seabed Geosolutions JV contribution was negative due to low OBC utilization and difficult, partly weather-related, operational circumstances.

Acquisition Division Capital Employed was $2.6 billion at the end of March 2014.

Geology, Geophysics & Reservoir (GGR)

GGR	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
GGR Total Revenue	371	290	260

Multi-client	166	127	108
Prefunding	81	80	61
Subsurface Imaging & Reservoir	206	163	152
EBITDAs	230	159	163
Margin	62%	55%	63%
EBIT	86	63	81
Margin	23%	22%	31	%(1)
Capital Employed (in billion $)	2.8	2.9	2.7

(1)	Margin was 23% excluding the $20 million Spectrum capital

GGR Division Revenue was $290 million, up 12% year-on-year mainly related to a good performance by all businesses.

•	Multi-client revenue was $127 million, up 18% year-on-year, the best Q1 performance since 2008, mainly driven by prefunding revenue:

•

Prefunding revenue was $80 million, up 32% year-on-year. Multi-client cash capex was at $156 million, up 23% year-on-year and was mainly focused in the Gulf of Mexico with the start of “TROIS”, the final phase in our IBALT / StagSeis program. Two multi-client programs also started offshore Brazil in Foz do Amazonas and Campos. CGG completed its three-year 3D land program targeting the Marcellus Shale Fairway. The cash prefunding rate was 51% versus 48% last year.

•	After-sales revenue was $47 million, down 9% year-on-year and was particularly strong in Canada and in Brazil.

•

Subsurface Imaging & Reservoir revenue was $163 million, up 7% year-on-year due to a strong performance across the business line, notably with the first commercial successes of our GeoSoftware and GeoConsulting businesses lines. CGG and Baker Hughes signed an exclusive agreement for RoqSCANTM technology, offered by CGG, as part of our Shale Science Alliance.

GGR Division EBITDAs was $159 million, a margin of 54.9%.

GGR Division EBIT was $63 million, a margin of 21.8% and stable when compared to the first quarter 2013 EBIT excluding the $20 million Spectrum capital gain. The multi-client depreciation rate averaged 61% and the Net Book Value at the end of March 2014 increased to $916 million following the ongoing acquisition of the last phase of our IBALT program in the Gulf of Mexico.

GGR Division Capital Employed was $2.9 billion at the end of March 2014.

First Quarter 2014 Group Financial Results

The Q1 and Q4 2013 results are presented before the Non-Recurring Items linked to Fugro (NRFI) and before impairment & write-offs unless stated otherwise.

Group Total Revenue was $806 million, down 7% year-on-year and breaks down to 20% from the Equipment division, down 14% year-on-year, 44% from the Acquisition division, down 16% year-on-year and 36% from the GGR division, up 12% year-on-year.

	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Group Total Revenue	955	806	871

Equipment	317	206	251
Acquisition	459	559	594
GGR	371	290	260
Eliminations	(192)	(249)	(234)

Group EBITDAs was $188 million, a margin of 23.4%.

	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Group EBITDAs	280	188	272
Margin	29%	23%	31%
Equipment	111	52	81
Acquisition	12	79	121
GGR	230	159	163
Eliminations	(61)	(86)	(83)
Corporate	(12)	(15)	(11)
Non-Recurring Items linked to Fugro	(50)	0	41

Group Operating Income was $35m, a margin of 4.3%.

Group EBIT was $18 million, a margin of 2.2%.

	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Group EBIT	73	18	128
Margin	8%	2%	15%
Equipment	102	41	69
Acquisition	(61)	(16)	47
GGR	86	63	81
Eliminations	(41)	(54)	(56)
Corporate	(13)	(17)	(13)
Non-Recurring Items linked to Fugro	(20)	0	35
Impairment & write-off	(800)	0	0

Financial Charges were $45 million:

•	Cost of Debt was $48 million, while the total amount of interest paid during the quarter was $12 million

•	Other financial items were positive at $3 million

Taxes were $12 million including the $1m unfavorable impact of deferred tax on currency conversion, due mainly to foreign deemed taxation and the non-recognition of deferred tax assets.

Group Net Income was $(39) million.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(40.4) million / €29.5 million. EPS was at $(0.23) / €(0.17).

Cash Flow

Cash Flow from operations was $118 million, up 87% year-on-year.

Global Capex was $258 million this quarter, up 27% year-on-year.

•	Industrial capex was $86 million

•	Research & Development capex was $16 million

•	Multi-client cash capex was $156 million

	Fourth Quarter 2013	First Quarter 2014	First Quarter 2013
In million $
Capex	231	258	203
Industrial	95	86	65
R&D	16	16	11
Multi-client Cash	117	156	126
Marine MC	105	143	119
Land MC	12	12	7
Other Geological Capex	3	0	1

Free Cash Flow

After interest expenses paid during the quarter and Capex, free cash flow was negative at $(152) million, an amount similar to Q1 2013 $(148) million, due to a combination of the usual working capital variation in first quarters and a high level of multi-client capex.

Balance Sheet

Debt Management:

As part of the company’s proactive management of its debt, CGG conducted two refinancing transactions in April to extend the average debt maturity periods from 4 to 6 years:

•	A €400 million High Yield Bond at 5.875%, the lowest rate ever obtained for a High Yield Bond issued by CGG, due 2020:

•	The net proceeds are dedicated to the 100% repurchase of the €360 million OCEANE Convertible Bond due January 2016 and the reimbursement of the 2015 installment of the Fugro Vendor Loan.

•	A $500 million High Yield Bond at 6.875% due 2022

•

The net proceeds are dedicated to the reimbursement of all the 9.5% Senior Notes due May 2016, for a total principal amount of $225 million, as well as a portion of the 7.75% Senior Notes due May 2017, for a total principal amount to $400 million.

Net Debt to Equity Ratio:

Group gross debt was $2.887 billion at the end of March 2014.

Available cash was $459 million. Group net debt was $2.428 billion at the end of March 2014.

Net debt to equity ratio, at the end of March 2014, was 65%.

First Quarter 2014 Comparisons with First Quarter 2013

The Q1 and Q4 2013 results are presented before the Non-Recurring Items linked to Fugro (NRFI) and before impairment & write-offs unless stated otherwise.

Consolidated Income Statements	Fourth Quarter	First Quarter	First Quarter
	2013	2014	2013
In million $
Exchange rate euro/dollar	1.359	1.371	1.329
Operating Revenue	955.4	806.2	870.7
Sercel	317.2	206.2	250.7
Acquisition	458.7	559.3	594.0
GGR	371.4	289.9	259.6
Elimination	(191.9)	(249.2)	(233.6)
Gross Margin	162.6	134.1	196.1
Operating Income	66.4	34.5	117.1
Equity from Investments after NFRI	0.3	(16.5)	10.6
EBIT	72.9	18.0	127.7
Sercel	101.9	41.3	69.1
Acquisition	(61.4)	(15.7)	47.2
GGR	86.3	63.2	80.7
Corporate and eliminations	(53.6)	(70.8)	(69.5)
Non-recurring items related to Fugro	(20.1)	0.0	34.9
Non-Recurring Items linked to impairment & write-off	(800.0)	0.0	0.0
Net Financial Costs	(57.3)	(45.1)	(51.3)
Income Taxes	(15.6)	(10.9)	(25.3)
Deferred Tax on Currency Translation	10.0	(1.0)	(6.7)
Net Income after NRFI and before impairment & write-off	(17.3)	(39.0)	79.1
Earnings per share in $	(0.11)	(0.23)	0.43
Earnings per share in €	(0.08)	(0.17)	0.33
EBITDAs	280.3	188.3	272.3
Sercel	111.4	51.6	81.2
Acquisition	12.5	78.8	121.2
GGR	230.0	159.1	163.5
Non-recurring items related to Fugro	(50.0)	0.0	40.9
Corporate and eliminations	(73.5)	(101.1)	(93.6)
Industrial Capex (including R&D capex)	110.5	101.8	76.1
Multi-client Cash Capex	117.4	155.5	126.1
Other Geological Capex	2.8	0.4	1.1

Other Information

CGG will announce its first quarter 2014 results on Wednesday May 7th, 2014, before the opening of the Paris and New York stock exchanges.

•	The press release and the slide presentation will be available on our website www.cgg.com at 7:30 am.

•	An English language analysts conference call is scheduled at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via the webcast on CGG website at: www.cgg.com or via the QR code attached above.

For analysts, please dial 5 to 10 minutes prior to the scheduled start time the following numbers:

France call-in	+33(0)1 76 77 22 27
UK call-in	+44(0)20 3427 1906
Access code	6076189

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Group Communications	Investor Relations
Christophe Barnini	Catherine Leveau
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cgg.com	E-mail: invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

CONSOLIDATED BALANCE SHEET

	March 31, 2014 (unaudited)	December 31, 2013
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	458.9	530.0
Trade accounts and notes receivable, net	874.1	987.4
Inventories and work-in-progress, net	486.0	505.2
Income tax assets	120.8	118.1
Other current assets, net	197.5	175.6
Assets held for sale, net	39.2	37.7
Total current assets	2,176.5	2,354.0
Deferred tax assets	226.0	222.6
Investments and other financial assets, net	67.1	47.8
Investments in companies under equity method	296.2	325.8
Property, plant and equipment, net	1,528.3	1,557.8
Intangible assets, net	1,406.1	1,271.6
Goodwill, net	2,483.6	2,483.2
Total non-current assets	6,007.3	5,908.8
TOTAL ASSETS	8,183.8	8,262.8

LIABILITIES AND EQUITY
Bank overdrafts	3.4	4.5
Current portion of financial debt	388.1	247.0
Trade accounts and notes payable	506.3	557.6
Accrued payroll costs	216.2	251.1
Income taxes liability payable	75.0	73.9
Advance billings to customers	50.3	52.4
Provisions – current portion	73.5	73.1
Other current liabilities	210.6	283.9
Total current liabilities	1,523.4	1,543.5
Deferred tax liabilities	130.1	148.9
Provisions – non-current portion	142.2	142.5
Financial debt	2,495.0	2,496.1
Other non-current liabilities	42.1	41.7
Total non-current liabilities	2,809.4	2,829.2
Common stock 301,746,055 shares authorized and 176,890,866 shares with a €0.40 nominal value issued and outstanding at March 31, 2014 and 176,890,866 at December 31, 2013	92.7	92.7
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	577.7	1,273.9
Other reserves	(46.7)	(46.1)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(40.4)	(698.8)
Cumulative income and expense recognized directly in equity	(8.0)	(7.6)
Cumulative translation adjustment	24.7	26.0
Equity attributable to owners of CGG SA	3,759.8	3,799.9
Non-controlling interests	91.2	90.2
Total equity	3,851.0	3,890.1
TOTAL LIABILITIES AND EQUITY	8,183.8	8,262.8

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
	2014	2013
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	806.2	870.7
Other income from ordinary activities	0.4	0.6
Total income from ordinary activities	806.6	871.3
Cost of operations	(672.5)	(675.2)
Gross profit	134.1	196.1
Research and development expenses, net	(26.4)	(26.1)
Marketing and selling expenses	(29.5)	(28.4)
General and administrative expenses	(41.9)	(51.0)
Other revenues (expenses), net	(1.8)	61.2
Operating income	34.5	151.8
Expenses related to financial debt	(48.2)	(46.9)
Income provided by cash and cash equivalents	0.6	0.6
Cost of financial debt, net	(47.6)	(46.3)
Other financial income (loss)	2.5	(5.0)
Income (loss) of consolidated companies before income taxes	(10.6)	100.5
Deferred taxes on currency translation	(1.0)	(6.7)
Other income taxes	(10.9)	(25.3)
Total income taxes	(11.9)	(32.0)
Net income (loss) from consolidated companies	(22.5)	68.5
Share of income (loss) in companies accounted for under equity method	(16.5)	10.6
Net income (loss)	(39.0)	79.1
Attributable to :
Owners of CGG SA	$(40.4)	76.7
Owners of CGG SA (1)	€(29.5)	57.7
Non-controlling interests	$1.4	2.4

Weighted average number of shares outstanding	176,890,866	176,423,717
Dilutive potential shares from stock-options	(2)	734,668
Dilutive potential shares from performance share plan	(2)	267,509
Dilutive potential shares from convertible bonds	(2)	24,150,635
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,890,866	201,576,529
Net income (loss) per share
Basic	$(0.23)	0.43
Basic (1)	€(0.17)	0.33
Diluted	$(0.23)	0.42
Diluted (1)	€(0.17)	0.32

(1)	Converted at the average exchange rate of U.S.$1.371 and U.S.$1.329 per € for the periods ended March 31, 2014 and 2013, respectively.
(2)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended March 31,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	352.9	289.9	163.4	—	806.2	421.3	259.6	189.8	—	870.7
Inter-segment revenues	206.4	—	42.8	(249.2)	—	172.7	—	60.9	(233.6)	—
Operating revenues	559.3	289.9	206.2	(249.2)	806.2	594.0	259.6	250.7	(233.6)	870.7

Depreciation and amortization (excluding multi-client surveys)	(77.7)	(16.4)	(9.9)	—	(104.0)	(88.4)	(12.0)	(11.4)	—	(111.8)

Depreciation and amortization of multi-client surveys	—	(80.2)	—	—	(80.2)	—	(71.6)	—	—	(71.6)

Operating income	0.5	63.5	41.3	(70.8)	34.5	38.1	79.2	69.1	(34.6)	151.8

Share of income in companies accounted for under equity method (1)	(16.2)	(0.3)	—	—	(16.5)	9.1	1.5	—	—	10.6

Earnings before interest and tax (2)	(15.7)	63.2	41.3	(70.8)	18.0	47.2	80.7	69.1	(34.6)	162.4

Capital expenditures (excluding multi-client surveys) (3)	58.7	17.9	18.9	6.3	101.8	57.0	11.2	6.7	1.2	76.1

Investments in multi-client surveys, net cash	—	155.9	—	—	155.9	—	127.2	—	—	127.2

Capital employed	2.6	2.9	0.8	—	6.3	3.3	2.7	0.8	—	6.8

Total identifiable assets	3.1	3.1	1.0	0.5	7.7	3.9	2.9	1.1	0.4	8.3

(1)	Share of operating results of companies accounted for under equity method were U.S.$(14.3) million and U.S.$11.6 million for the three months ended March 31, 2014 and 2013, respectively.
(2)	For the three months ended March 31, 2014, “eliminations and other” included U.S.$(17.2) million of general corporate expenses.

GGR EBIT for the three months ended March 31, 2013 included a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the three months ended March 31, 2013, “eliminations and other” included U.S.$(13.5) million of general corporate expenses, U.S.$(56.0) million of intra-group margin and U.S.$34.9 million of non recurring items related to the acquisition of Fugro’s Geoscience Division: (i) a gain of U.S.$84.5 million related to the contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro; (ii) restructuring costs of U.S.$(31.1) million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$(18.5) million.

(3)	Capital expenditures include capitalized development costs of U.S.$(15.9) million and U.S.$(10.8) million for the three months ended March 31, 2014 and 2013, respectively.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2014	2013
Amounts in millions of U.S.$
OPERATING
Net income (loss)	(39.0)	79.1
Depreciation and amortization	104.0	111.8
Multi-client surveys depreciation and amortization	80.2	71.6
Depreciation and amortization capitalized to multi-client surveys	(34.0)	(27.0)
Variance on provisions	(0.7)	19.1
Stock based compensation expenses	3.6	5.0
Net gain (loss) on disposal of fixed assets	1.2	(99.7)
Equity income (loss) of investees	16.5	(10.6)
Dividends received from affiliates	8.4	—
Other non-cash items	0.2	5.5
Net cash including net cost of financial debt and income tax	140.4	154.8
Less net cost of financial debt	47.6	46.3
Less income tax expense	11.9	32.0
Net cash excluding net cost of financial debt and income tax	199.9	233.1
Income tax paid	(41.0)	(33.2)
Net cash before changes in working capital	158.9	199.9
- change in trade accounts and notes receivable	77.1	16.9
- change in inventories and work-in-progress	18.8	(15.2)
- change in other current assets	(19.6)	(1.1)
- change in trade accounts and notes payable	(45.8)	(89.5)
- change in other current liabilities	(71.5)	(51.1)
Impact of changes in exchange rate on financial items	(0.1)	2.9
Net cash provided by operating activities	117.8	62.8
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(101.8)	(76.1)
Investment in multi-client surveys, net cash	(155.9)	(127.2)
Proceeds from disposals of tangible and intangible assets	1.3	—
Total net proceeds from financial assets	—	33.7
Acquisition of investments, net of cash and cash equivalents acquired	(6.5)	(938.0)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(16.0)	(0.5)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(2.0)	0.2
Net cash used in investing activities	(280.9)	(1,107.9)
FINANCING
Repayment of long-term debts	(13.2)	(77.9)
Total issuance of long-term debts	119.2	111.8
Lease repayments	(2.2)	(5.4)
Change in short-term loans	0.2	(0.7)
Financial expenses paid	(12.1)	(7.5)
Net proceeds from capital increase
- from shareholders	—	0.7
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	91.9	21.0
Effects of exchange rates on cash	0.1	20.7
Net increase (decrease) in cash and cash equivalents	(71.1)	(1,003.4)
Cash and cash equivalents at beginning of year	530.0	1,520.2
Cash and cash equivalents at end of period	458.9	516.8

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 7th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP